SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period

February 13, 2013

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period October 10, 2012 to February 13, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:	/s/ Stephen Foster
Name:	Stephen Foster
Title:	Company Secretary

Date:	February 13, 2013

To:	The Manager
Announcements
Company Announcements Office
Australian Securities Exchange

Public Announcement 2012 – 23AWC

Alcoa Third Quarter Earnings Results

We note Alcoa Inc’s (Alcoa) quarterly earnings release and attach it for reference. We have also attached relevant market data to assist readers in understanding the market, operational, and commercial matters of Alcoa World Alumina & Chemicals (“AWAC”).

AWAC’s production of alumina for the third quarter was 3.9 million tonnes. Shipments increased to 4.0 million tonnes during the third quarter as a result of the recovery of shipments delayed by weather at the end of the second quarter.

Alumina Limited CEO, John Bevan, commented, “The third quarter financial performance reflected lower alumina prices and the continued strength in the Australian dollar. There have been early signs of improvement in market conditions in the fourth quarter, although the outlook for pricing remains uncertain. Operationally, productivity improvements continued, coupled with improved working capital management and relatively flat input costs.”

AWAC remains on track for the key strategic initiative of converting alumina sales to a spot/index basis. By the end of the 2012 year, approximately 40% of 3rd party SGA shipments are expected to be priced on a spot or indexed basis.

Alumina Limited did not receive any dividends from AWAC for the quarter. However Alcoa and Alumina Limited have agreed Alumina Limited will receive dividends from AWAC of US$20 million during 4Q 2012, and not less than US$100 million during 2013.

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com

The Alcoa quarterly earnings release noted the settlement of the civil proceedings brought by Aluminium Bahrain BSC (“Alba’) against Alcoa, Alcoa World Alumina LLC (“AWA”) and others without any admission of liability, by a cash settlement payment of US$85 million, to be paid by AWA in two equal instalments by the first anniversary of the settlement. The cash settlement payment by AWA will be funded by AWA through debt facilities. Alumina Limited will not provide any funding to AWA in this regard, by either debt or equity. In addition, AWA has agreed to enter into a long term alumina supply agreement with Alba. In the event that settlements are reached in relation to the US Department of Justice and US Securities & Exchange Commission investigations of the Alba matter, Alcoa and Alumina Limited have agreed that the cash costs of the settlement of the Alba civil proceedings and regulatory investigations will be allocated between them such that 62.5% will be borne by Alcoa and 37.5% by AWAC, with AWAC funding all settlement payments by debt, without any call on Alumina Limited to contribute funds to AWAC for this purpose.

For investor enquiries:	For media enquiries:
Ben Pitt	Scott Hinton
Investor Relations Manager	Hinton and Associates
Phone: +61 3 8699 2609	Phone: +61 3 9600 1979
ben.pitt@aluminalimited.com	Mobile: +61 437 361 433

John Bevan
Chief Executive Officer
Phone: +61 3 8699 2601 john.bevan@aluminalimited.com

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2011.

/s/ Stephen Foster
Stephen Foster
Company Secretary

10 October 2012

To:	The Manager

Announcements

Company Announcements Office

Australian Securities Exchange

Public Announcement 2012 – 24 AWC

Alumina Limited notes press reports that Indonesia’s Supreme Court has upheld a challenge to an Indonesian Government ban on the export of unprocessed minerals, including bauxite. The Company does not have further details of the Court decision or Indonesian government plans on this matter.

For investor enquiries:	For media enquiries:
Ben Pitt	Nerida Mossop
Investor Relations Manager	Hinton and Associates
Phone: +61 3 8699 2609	Phone: +61 3 9600 1979
Mobile: +61 400 069 406	Mobile: +61 437 361 433
ben.pitt@aluminalimited.com

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2011

/s/ Stephen Foster
Stephen Foster
Company Secretary

Alumina Limited

ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699

6 November 2012

To:	The Manager

Announcements

Company Announcements Office

Australian Securities Exchange

Public Announcement 2013 – 2AWC

Please find attached, for immediate release, a public announcement concerning Directors’ interests.

s/ Stephen Foster
Stephen Foster
Company Secretary

12 February 2013

Alumina Limited

ABN 85 004 820 419

GPO Box 5411
Melbourne Vic 3001
Australia

Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia

Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	Alumina Limited

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John BEVAN

Date of last notice	14 March 2012

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.

381,646 fully paid ordinary shares held by the John and Sharon Bevan Pty Ltd Family Trust of which Mr Bevan is a beneficiary.

50,506 fully paid ordinary shares held by Shorty’s Superannuation Fund of which Mr Bevan is a beneficiary.

Date of change

No. of securities held prior to change

Class

Number acquired	Nil

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation

No. of securities held after change

381,646 fully paid ordinary shares held by the John and Sharon Bevan Pty Ltd Family Trust of which Mr Bevan is a beneficiary.

50,506 fully paid ordinary shares held by Shorty’s Superannuation Fund of which Mr Bevan is a beneficiary.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Performance Rights granted under Alumina Long Term Incentive Plan

Nature of interest	Performance Rights granted under Alumina Long Term Incentive Plan

Name of registered holder (if issued securities)	N/A

Date of change	8 February 2013

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	1,188,800 Performance Rights in Alumina Limited granted under the Alumina Long Term Incentive Plan held, subject to future performance testing.

Interest acquired	668,500 Performance Rights

Interest disposed	191,600 Performance Rights were subject to testing under the Alumina Long Term Incentive Plan and did not meet the performance hurdles for vesting and therefore lapsed.

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Mr Bevan has been granted 668,500 Performance Rights under the Alumina Long Term Incentive Plan (Alumina Employee Share Plan), subject to shareholder approval being granted at the Company’s 2013 Annual General Meeting.

Interest after change	1,665,700 Performance Rights in Alumina Limited granted under the Alumina Long Term Incentive Plan held, subject to future performance testing.

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No

If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A

If prior written clearance was provided, on what date was this provided?	N/A